                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)



                            NBC Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $1.00 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   628729105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Various
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [ ]   Rule 13d-1(c)
    [ ]   Rule 13d-1(d)
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CUSIP NO. 628729105                     13G                   Page 2 of 6 Pages


 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       National Bank of Commerce Employee Stock Ownership Plan
       64-6190184
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) [ ]
       (b) [ ]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4. CITIZENSHIP OR PLACE OF ORGANIZATION

       Mississippi
-------------------------------------------------------------------------------
   NUMBER OF             5.  SOLE VOTING POWER          None
     SHARES
  BENEFICIALLY           6.  SHARED VOTING POWER        341,550
    OWNED BY
      EACH               7.  SOLE DISPOSITIVE POWER     None
   REPORTING
  PERSON WITH            8.  SHARED DISPOSITIVE POWER   341,550

-------------------------------------------------------------------------------
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        341,550 shares, as of March 10, 1999
-------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
        [ ]
-------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.0%
-------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     EP
-------------------------------------------------------------------------------
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CUSIP NO. 628729105                   13G                     Page 3 of 6 Pages


ITEM 1(a).     NAME OF ISSUER:

      NBC Capital Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     301 East Main Street
     Starkville, Mississippi 39760

ITEM 2(a).     NAME OF PERSON FILING:

     National Bank of Commerce Employee Stock Ownership Plan

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     c/o National Bank of Commerce
     P.O. Box 631
     Columbus, Mississippi  3939703-0631

ITEM 2(c).     CITIZENSHIP:

     Mississippi

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

     Common Stock, $1.00 Par Value Per Share

ITEM 2(e).     CUSIP NUMBER:

     628729105


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]  Broker or dealer registered under Section 15 of the Exchange Act.
(b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) [ ] Investment company registered under Section 8 of the Investment Company Act.
(e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
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CUSIP NO. 628729105                     13G                    Page 4 of 6 Pages


(f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

ITEM 4.   OWNERSHIP.

     (a)  Amount beneficially owned:

          341,550 shares, as of March 10, 1999

     (b)  Percent of class:

          6% (Based on total outstanding shares of 5,664,736 as of December 31, 1998, as reported in NBC Capital Corporation's 10-K for the year ended December 31, 1998.)

     (c) Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote:                   0
                                                                     -------

       (ii) Shared power to vote or to direct the vote:              341,550
                                                                     -------

      (iii) Sole power to dispose or to direct the disposition of:      0
                                                                     -------

       (iv) Shared power to dispose or to direct the disposition of: 341,550
                                                                     -------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not Applicable
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CUSIP NO. 628729105                     13G                    Page 5 of 6 Pages



ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     All shares beneficially owned by the National Bank of Commerce Employee Stock Ownership Plan are owned on behalf of the beneficiaries of the plan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable

ITEM 10.  CERTIFICATIONS.

     (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b)  Not Applicable
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CUSIP NO. 628729105                     13G                    Page 6 of 6 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 April 19, 1999
                                 ---------------------------------
                                              (Date)

                                 NATIONAL BANK OF COMMERCE EMPLOYEE STOCK
                                 OWNERSHIP PLAN


                                 /s/ KIRK HARDY
                                 ----------------------------------
                                 By:    Kirk Hardy
                                 Title: Vice President and Trust Officer